United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of May, 2010

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: May 19, 2010

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, May 19, 2010	www.gruma.com

FITCH AFFIRMS GRUMA AT 'B+' AFTER NATIONALIZATION
OF VENEZUELAN ASSETS

Monterrey, N.L., Mexico, May 19, 2010. GRUMA, S.A.B. de C.V. (GRUMA) Fitch Ratings has affirmed GRUMA, S.A.B. de C.V.'s (GRUMA) ratings following the forced sale of its Venezuelan assets to the government of Venezuela.

The ratings have been affirmed as follows:

  Foreign Currency Long-Term Issuer Default Rating (IDR) at 'B+';

  Local Currency Long -Term IDR at 'B+';

  US$300 million perpetual bonds at 'BB-/RR3'.

The Outlook for all ratings is Stable.

The rating affirmation takes into consideration the expected effects on GRUMA's credit quality of the forced acquisition of Molinos Nacionales C.A. (Monaca), GRUMA's Venezuelan subsidiary, by the Venezuelan Government. During 2009 revenues from Venezuela represented 18% of consolidated revenues while EBITDA represented 21% of total EBITDA. For the first three months of 2010, these represented 10% and 12% of consolidated revenues and EBITDA, respectively, with the decline mainly due to the effect of the devaluation of the Venezuelan Bolivar.

While the negative financial impact of the nationalization is considerable, GRUMA's 'B+' IDR already factored in the high uncertainty and volatility of the cash flows coming from Venezuela. On a pro forma basis, leverage at March 31, 2010, as measured by total debt to last 12 months (LTM) EBITDA excluding the operations in Venezuela, increases to 5.0 times (x) versus 4.1x actual, including Venezuela. Total net debt to LTM EBITDA excluding Venezuela also increases to 4.5x from 3.7x. These pro forma ratios remain consistent with the current rating category. Going forward for the remainder of 2010, operating EBITDA is projected to be lower than 2009 and leverage as measured by total debt to EBITDA should remain close to 5.0x at year end 2010 and begin to decline after that.

While the nationalization does have a negative effect on our recovery expectations, the impact is small given the low valuation assigned to these assets prior to the nationalization. Based on our analysis, recovery prospects remain above average even when not considering any remuneration from the Venezuelan government for these assets, which supports a 'BB-/RR3' rating for the US$300 million perpetual note. After GRUMA receives funds related to the forced sale, if any, Fitch would review the terms and conditions of the transaction, the destination of the funds and evaluate its effect on GRUMA's credit profile.

The company's liquidity position is adequate with MXN2.1 billion in cash and marketable securities versus short-term debt of MXN1.9 billion. Although the company's debt burden remains high, its maturity profile is manageable, with no debt amortizations higher than MXN2.5 billion in any particular year. Funds from operations and EBITDA have averaged more than MXN4 billion and MXN5 billion, respectively, during the past two years.

Going forward FFO should remain above MXN3 billion and EBITDA above MXN4 billion after excluding the Venezuela operations and considering a more challenging operating environment in 2010, which would be enough to face maturing debt. In addition to that, capital expenditures and dividends have also been significantly reduced from historical levels and are expected to remain at more conservative levels, which should help free up cash flow to be used towards debt service.

During 2009, GRUMA's operating results were strong, driven by stable volumes, good pricing levels and strict cost cutting measures. The company generated MXN5.5 billion of EBITDA and MXN4.4 billion of FFO in the year. For 2010, results should trend downward, as lower demand has affected volumes and pricing in the U.S. during the first half of the year. Fitch's estimates include lower EBITDA generation from U.S. operations, combined with stable generation in Mexico during the year.

The ratings for GRUMA are supported by its solid business profile as one of the leading producers of corn flour and tortillas in the United States and corn flour in Mexico and Central America. The ratings are limited by limited pricing flexibility in some of its markets, such as Mexico, continued competitive pressures and the high volatility in the prices of corn and wheat, and high leverage. The company's competitive advantages include strong brand equity, broad distribution systems, proprietary technology, economies of scale and diversified product lines. The ratings also consider its geographic diversification of revenues and cash flows and hard currency generation from the company's U.S. subsidiary, GRUMA Corp.

GRUMA is one of the world's largest producers of corn flour and tortillas. The company has operations in Mexico, the U.S., Europe, Central America, China and Australia. GRUMA also produces and sells wheat flour in Mexico. The company's U.S. subsidiary GRUMA Corp. is the most important contributor to total revenues and EBITDA, accounting for 56% and 64%, respectively.

For the LTM ended March 31, 2010, the company had revenues of US$3.9 billion and EBITDA of US$406 million. GRUMA owns an 8.8% stake in Grupo Financiero Banorte S.A. de C.V. (Banorte), one of the largest financial groups in Mexico and one of the few listed retail banks in Mexico.

These rating actions reflect the application of Fitch's current criteria which are available at 'www.fitchratings.com' and specifically include the following report: 'Corporate Rating Methodology', dated Nov. 24, 2009.

Contacts: Roberto Guerra Guajardo +52-81-8399-9100, Monterrey; or Jose Vertiz +1-212-908-0641, New York.
Media Relations: Brian Bertsch, New York, Tel: +1 212-908-0549, Email: brian.bertsch@fitchratings.com.
Additional information is available at 'www.fitchratings.com'.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2009, GRUMA had net sales of US$3.9 billion, of which 73% came from non-Mexican operations.